Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 38 DATED AUGUST 18, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003 as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005 and Supplement No. 37 dated August 9, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of two office buildings containing a total of approximately 458,000 rentable square feet in Westford, Massachusetts; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of August 17, 2005, we had received aggregate gross offering proceeds of approximately $1.6 billion from the sale of approximately 163.1 million shares in our initial public offering. After incurring approximately $32.5 million in acquisition fees, approximately $154.9 million in selling commissions and dealer manager fees, approximately $27.9 million in other organization and offering expenses, and funding common stock redemptions of approximately $7.5 million pursuant to the share redemption program, as of August 17, 2005, we had raised aggregate net offering proceeds of approximately $1.4 billion.

Acquisition of the Nashoba Buildings

On August 18, 2005, we acquired an approximate 99% interest in Nashoba View Ownership, LLC (the “Joint Venture”), a joint venture between us and Tech Force, LLC (“Tech Force”), an unrelated party. The Joint Venture is the sole member of Wells REIT II-Robbins Road, LLC (“Owner”), the owner of a three-story office building containing approximately 298,000 rentable square feet and a two-story office building containing approximately 160,000 rentable square feet (the “Nashoba Buildings”). The Nashoba Buildings are located on an approximate 59-acre parcel of land at One Robbins Road and Four Robbins Road in Westford, Massachusetts.

The purchase price for our interest in the Joint Venture was approximately $92.5 million, plus closing costs, and was funded with (1) net proceeds raised from this public offering and (2) an approximate $23.0 million fixed rate interest-only loan secured by the property in favor of The Prudential Insurance Company of America (the “Prudential Loan”). The Prudential Loan requires monthly payments of approximately $0.1 million, bears an annual fixed interest rate of 5.07% and matures in September 2010. We may prepay the Prudential Loan at any date for a fee equal to the greater of (a) 1% of the outstanding principal balance prorated for the period remaining until maturity relative to the total loan term or (b) the present value of the remaining scheduled payments of principal and interest less the amount of principal being repaid. The Nashoba Buildings were purchased from Nashoba View Associates, LLC (in the case of One Robbins Road) and Nashoba View II Associates, LLC (in the case of Four Robbins Road) (collectively, the “Seller”), each of which is owned indirectly by a partnership between Tech Force, LLC and BIT Investment Seventeen, LLC, which are not affiliated with us or Wells Capital, Inc. (the “Advisor”).

Under the terms of the Joint Venture’s Operating Agreement and based on our capital contribution, we own approximately 99% of the Joint Venture. Assuming the property generates sufficient operating cash flow, distributions will be made at the discretion of REIT II as the appointed manager (the “Manager”), in proportion to the owners’ respective ownership interests.

As the Manager, we are responsible for the establishment of policy and operating procedures for the Joint Venture and shall manage the day-to-day business and affairs of the Joint Venture. Among other things, we have the right and sole authority, acting without the consent of Tech Force, to cause the Joint Venture to sell the Nashoba Buildings subject to a 5-year lock-out period. Furthermore, we have the authority to refinance the Prudential Loan or cause the Joint Venture to enter into new loan agreements subject to our covenant not to reduce the principal amount of the loan for such 5-year lock-out period. As we control the Joint Venture, the accounts of the Joint Venture will be consolidated into our consolidated financial statements.

The Nashoba Buildings, which were constructed in 1982 (fully renovated in 1997) and 2002, are entirely leased to Lucent Technologies, Inc. (“Lucent”). Lucent, which is traded on the New York Stock Exchange, builds and delivers a wide range of public and private networks, communications systems and software, and data networking systems. Lucent also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories. Lucent employs more than 30,000 employees and reported a net deficit of approximately $70 million as of June 30, 2005. Under one of the Lucent leases, Lucent is required to maintain a letter of credit for $4.0 million, which approximates 10 months of base rental payments, under which the owner will be named as the beneficiary.

The current aggregate annual base rent for Lucent in the Nashoba Buildings is approximately $5.6 million. The current remaining lease term is approximately eleven years. Lucent has the right, at its option, to extend the initial term of its lease for five additional five-year periods.

Chiofaro Building Services, Inc., which is not affiliated with us or our Advisor, has been retained by the Owner as the current on-site property manager for the Nashoba Buildings. We do not intend to make significant renovations or improvements to the Nashoba Buildings in the near term. We believe that the Nashoba Buildings are adequately insured.

Indebtedness

As of August 18, 2005 following the acquisition of the Nashoba Buildings, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 17%. As of August 18, 2005, total indebtedness was $282.4 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $211.9 million in remaining capacity under our $400.0 million credit facility.